RESTATED

PAN AMERICAN SILVER CORP.
Consolidated Balance Sheets
(in thousands of U.S. dollars)
	March 31	December 31
	2004	2003
ASSETS	Restated – Note 3
Current	(Unaudited)	(Audited)
Cash and cash equivalents	$ 67,505	$ 14,191
Short-term investments	75,294	74,938
Accounts receivable, net of $Nil provision for doubtful accounts	9,465	7,545
Inventories	8,447	6,612
Deferred loss on commodity contracts	828	-
Prepaid expenses	1,391	1,289
Total Current Assets	162,930	104,575
Mineral property, plant and equipment, net (note 5)	84,834	83,574
Investment and non-producing properties (note 6)	84,221	83,873
Direct smelting ore	3,604	3,901
Other assets	3,506	3,960
Total Assets	$ 339,095	$ 279,883

LIABILITIES
Current
Accounts payable and accrued liabilities	$ 10,697	$ 10,525
Advances for metal shipments	5,198	4,536
Unrealized loss on commodity contracts	2,485	-
Current portion of bank loans and capital lease	12,629	2,639
Current portion of non-current liabilities	4,948	4,948
Total Current Liabilities	35,957	22,648
Deferred revenue	853	865
Bank loans and capital lease	407	10,803
Liability component of convertible debentures	17,078	19,116
Provision for asset retirement obligation and reclamation (note 4)	21,132	21,192
Provision for future income tax	19,035	19,035
Severance indemnities and commitments	2,140	2,126
Total Liabilities	96,602	95,785

SHAREHOLDERS’ EQUITY
Share capital (note 7)
Authorized:
100,000,000 common shares of no par value
Issued:
December 31, 2003 – 53,009,851 common shares
March 31, 2004 – 57,316,341 common shares	285,613	225,154
Equity component of convertible debentures	68,855	66,735
Additional paid in capital	12,711	12,752
Deficit	(124,686)	(120,543)
Total Shareholders’ Equity	242,493	184,098
Total Liabilities and Shareholders’ Equity	$ 339,095	$ 279,883

See accompanying notes to consolidated financial statements

PAN AMERICAN SILVER CORP.
Consolidated Statements of Operations and Deficit
(Unaudited – in thousands of U.S. dollars, except for shares and per share amounts)

	Three months ended
	March 31,
	2004	2003
	Restated–Note 3	(Note 4)
Revenue	$ 15,708	$ 7,822
Expenses
Operating	11,168	7,429
General and administration	803	401
Depreciation and amortization	2,145	471
Stock-based compensation (note 4)	440	487
Reclamation	302	61
Exploration	528	496
Interest expense	468	159
	15,854	9,504

Net loss from operations	(146)	(1,682)
Loss on commodity contracts	(2,214)	-
Other income	337	109
Net loss for the period	$ (2,023)	$ (1,573)

Accretion of convertible, unsecured senior subordinated debentures	(2,120)	-
Adjusted net loss for purposes of determining basic loss per share	$(4,143)	$(1,573)

Loss per share based on net loss for the period	($0.04)	($0.03)
Effect of accretion to convertible debentures	(0.04)	-
Basic and fully diluted loss per share attributable to common shareholders	($0.08)	($0.03)
Weighted average shares outstanding	54,054,224	50,597,399

See accompanying notes to consolidated financial statements

PAN AMERICAN SILVER CORP.
Consolidated Statements of Cash Flows
(Unaudited – in thousands of U.S. dollars)

	Three months ended
	March 31,
	2004	2003
	Restated–Note 3	(Note 4)
Operating activities
Net loss for the period	$ (2,023)	$ (1,573)
Reclamation expenditures	(362)	-
Items not involving cash
Depreciation and amortization	2,145	471
Interest accretion on convertible debentures	269	-
Stock-based compensation	440	487
Reclamation	302	61
Operating cost provisions	517	352
Gain on sale of marketable securities	(22)	-
Unrealized loss on commodity contracts	1,657	-
Changes in non-cash operating working capital items (note 8)	(3,316)	(342)
Cash used by operations	(393)	(544)

Financing activities
Shares issued for cash	60,062	723
Share issue costs	(84)	-
Convertible debentures interest payment	(2,307)	-
Repayment of line of credit	-	(125)
Proceeds from bank loans	-	4,000
Repayment of bank loans	(407)	(407)
	57,264	4,191

Investing activities
Mineral property, plant and equipment expenditures	(3,234)	(4,415)
Investment and non-producing property expenditures	(345)	100
Acquisition of cash of subsidiary (note 2)	-	3,063
Proceeds from sale of marketable securities	22	-
Other	-	(19)
	(3,557)	(1,271)

Increase in cash and cash equivalents during the period	53,314	2,376
Cash and cash equivalents, beginning of period	14,191	10,185
Cash and cash equivalents, end of period	$ 67,505	$ 12,561

Supplemental disclosure of non-cash transactions
Shares issued for acquisition of subsidiary	$ -	$ 64,228

See accompanying notes to consolidated financial statements

PAN AMERICAN SILVER CORP.

Consolidated Statements of Shareholders’ Equity
For the three months ended March 31, 2004
(in thousands of US dollars, except for shares)

				Additional
	Common shares		Convertible	Paid In
	Shares	Amount	Debentures	Capital	Deficit	Total
Balance, December 31, 2002	43,883,454	$ 161,108	$-	$1,327	$(106,943)	$ 55,492
Stock-based compensation	-	-	-	2,871	-	2,871
Exercise of stock options	1,385,502	9,312	-	(1,471)	-	7,841
Issued on acquisition of Corner Bay
Silver Inc. (note 2)	7,636,659	54,203	-	-	-	54,203
Fair value of stock options granted	-	-	-	1,136	-	1,136
Fair value of share purchase warrants	-	-	-	8,889	-	8,889
Exercise of share purchase warrants	100,943	509	-	-	-	509
Issue of convertible debentures	-	-	63,201	-	-	63,201
Convertible debentures issue costs	-	-	-	-	(3,272)	(3,272)
Issued as compensation	3,293	22	-	-	-	22
Accretion to convertible debentures	-	-	3,534	-	(3,534)	-
Net loss for the year	-	-	-	-	(6,794)	(6,794)
Balance, December 31, 2003	53,009,851	225,154	66,735	12,752	(120,543)	184,098
Stock-based compensation	-	-	-	440	-	440
Exercise of stock options	433,361	3,626	-	(481)	-	3,145
Exercise of share purchase warrants	539,796	1,917	-	-	-	1,917
Shares issued for cash	3,333,333	55,000	-	-	-	55,000
Shares issue costs	-	(84)	-	-	-	(84)
Accretion to convertible debentures	-	-	2,120	-	(2,120)	-
Net loss for the period (Restated)	-	-	-	-	(2,023)	(2,023)
Balance, March 31, 2004	57,316,341	$ 285,613	$68,855	$12,711	$(124,686)	$ 242,493

See accompanying notes to consolidation financial statements

Pan American Silver Corp.

Notes to Unaudited Interim Consolidated Financial Statements

As at March 31, 2004 and 2003 and for the three month periods then ended

(Tabular amounts are in thousands of US dollars, except for shares, price per share and per share amounts)

1.

Basis of presentation and other disclosures

a)

These unaudited interim consolidated financial statements are expressed in United States dollars and are prepared in accordance with accounting principles generally accepted in Canada (“Canadian GAAP”), which are more fully described in the annual audited consolidated financial statements for the year ended December 31, 2003 which is included in the Company’s 2003 Annual Report.  These statements do not include all of the disclosures required by Canadian GAAP for annual financial statements.  Certain comparative figures have been reclassified to conform to the current presentation.  Significant differences from United States accounting principles are described in note 9.

In management’s opinion, all adjustments necessary for fair presentation have been included in these financial statements.

b)

On February 9, 2004, the Company signed a binding agreement with a number of individuals, subject to regulatory approval and other conditions, to purchase 92% of the voting shares in Compañía Minera Argentum S.A. (“Argentum”) for approximately $35,000,000.  Argentum received the Anticona and Manuelita mining units and related infrastructure and processing assets, (“Morococha”) from Sociedad Minera Corona S.A.. Morococha is located in central Peru 150 km northeast of Lima.  This proposed purchase is expected to close in the second quarter of 2004.

2.

Business Acquisition

On February 20, 2003, the Company acquired a 100% interest in Corner Bay Silver Inc. (“Corner Bay”).  The consideration paid to the shareholders of Corner Bay was 7,636,659 common shares of the Company (“Pan American shares”), representing 0.3846 of a share of the Company for each share of Corner Bay and 3,818,329 warrants (the “Pan American warrants”) to purchase common shares of the Company, representing 0.1923 of a warrant for each share of Corner Bay.  The Pan American shares issued were valued at $54,203,000, which was derived from an issue price of Cdn$11.30. The Pan American warrants were valued at $8,889,000, which was equal to $2.328 per warrant.  The Pan American warrants were valued using an option pricing model assuming a weighted average volatility of the Company’s share price of 35% and a weighted average annual risk free rate of 4.16%.

Each whole Pan American warrant allows the holder to purchase a Pan American share for a price of Cdn$12.00 for a five-year period ending February 20, 2008.

In addition, the Company agreed to grant 553,847 stock options to purchase common shares of the Company.  These options replaced 960,000 fully vested stock options held by employees and shareholders of Corner Bay.  The value of the stock options granted was determined to be $1,136,000.

The acquisition was accounted for using the purchase method, which resulted in the allocation of the consideration paid to the fair value of the assets acquired and the liabilities assumed, as follows:

As at February 20, 2003
Fair value of net assets acquired (000’s)
Current assets	$ 2,512
Equipment	2,500
Mineral properties	79,008
Other assets	29
84,049
Less:
Current liabilities	(104)
Provision for future income tax liability	(19,035)
$ 64,910

Consideration paid	$ 64,228
Add: Costs of acquisition	682
$ 64,910

The purchase consideration of $64,228,000 for 100% of Corner Bay exceeded the carrying value of the net assets acquired by $54,108,000, which was applied to increase the carrying value of the mineral properties.  The excess amount did not increase the carrying value of the underlying assets for tax purposes resulting in a temporary difference between accounting and tax values.  The resulting estimated future income tax liability associated with this temporary difference of $19,035,000 was applied to increase the carrying value of the mineral properties.

The following table presents the unaudited pro forma results of operations for information purposes assuming that the Company acquired Corner Bay at the beginning of 2003:

Revenue	$7,822
Net loss	(1,858)
Basis and diluted loss per share	$(0.04)

3.

Restatement

In 2004, Pan American implemented a hedge accounting policy for the accounting treatment of its base-metal forward contracts program.  In the fourth quarter of 2005 it was concluded that the Company’s accounting for its forward contracts for the sale of base metals (lead and zinc) ,its forward contracts for purchasing Mexican pesos with US dollars and its silver fixing contracts do not qualify for hedge accounting under AcG-13, Hedging Relationships.  As a result, Pan American has restated its unaudited consolidated financial statements for each quarter from March 31, 2004 to September 30, 2005.

Pan American is now required to recognize mark-to market valuations of its open forward contract positions through its income at the end of each period.  In the past, Pan American had recognized gains, losses, revenues and expenses from its forward contracts in its income only in the period in which they settled.  The effects of the change in accounting treatment are summarized in the tables below:

	As Previously Reported	As Restated
	March 31	March 31
	2004	2004
Consolidated Balance Sheets

Deferred loss on commodity contracts	$-	$828
Unrealized loss on commodity contracts	$-	$2,485
Deficit	$(123,029)	$(124,686)

Consolidated Statement of Operations	Three Month Ended	Three Month Ended
	March 31, 2004	March 31, 2004

Revenue	$15,151	$15,708
Mine operating earnings	$1,838	$2,395
Loss on commodity contracts	$-	$(2,214)
Net loss for the period	$(366)	$(2,023)
Adjusted net loss for the period attributable to common shareholders	$(2,486)	$(4,143)
Basic and diluted loss per share	$(0.05)	$(0.08)

4.

Change in accounting policies (Restated)

a)

During the fourth quarter 2003 the Company changed its accounting policy, retroactive to January 1, 2002, in accordance with recommendation of CICA 3870, “Stock-based Compensation and Other Stock-based Payments”.  As permitted by CICA 3870, the Company has applied this change retroactively for new awards granted on or after January 1, 2002.  Stock-based compensation awards are calculated using the Black-Scholes option pricing model.  Previously, the Company used the intrinsic value method for valuing stock-based compensation awards granted to employees and directors where compensation expense was recognized for the excess, if any, of the quoted market price of the Company’s common shares over the common share exercise price on the day that options were granted.

Using the fair value method for stock-based compensation, the Company recorded an additional charge to earnings of $440,000 for the three months ended March 31, 2004 (three months ended March 31, 2003 - $487,000) for stock options granted to employees and directors.  These amounts were determined using an option pricing model assuming no dividends were paid, a weighted average volatility of the Company’s share price of 58%, weighted average expected life of 3.5 years and weighted average annual risk free rate of 4.03%.

b)

During the fourth quarter of 2003, the Company changed its accounting policy on a retroactive basis with respect to accounting and reporting for obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and the normal operation of long-lived assets.  The Company adopted CICA 3110 “Asset Retirement Obligations” whereby the fair value of the liability is initially recorded and the carrying value of the related asset is increased by the corresponding amount.  The liability is accreted to its present value and the capitalized cost is amortized over the useful life of the related asset.

c)

Effective January 1, 2004, the Company adopted the CICA Accounting Guideline 13, Hedging Relationships ("AcG-13").  AcG-13 specifies the conditions under which hedge accounting is appropriate and includes requirements for the identification, documentation and designation of hedging relationships, sets standards for determining hedge effectiveness, and establishes criteria for the discontinuance of hedge accounting.  The adoption of AcG-13 had the effect of increasing unrealized loss on commodity contracts and deferred loss on commodity contracts by $1.5 million, at January 1, 2004, (see note 3.).

5.

Mineral property, plant and equipment

During the first quarter of 2004, the Company spent $3,234,000 on the following capital projects:

	Huaron	La Colorada	Other	Total
Plant and equipment	$ 720	$ -	$ -	$ 720
Mine development	564	1,803	-	2,367
Other	-	-	147	147
	$ 1,284	$ 1,803	$ 147	$ 3,234

.

6.

Investment and non-producing properties

Acquisition costs of mineral development properties together with costs directly related to mine development expenditures are deferred.  Exploration expenditures on investment properties are charged to operations in the period they are incurred.

During the first quarter of 2004, exploration and development expenditures were spent on the following properties:

Alamo Dorado, Mexico	$ 236
Manantial Espejo, Argentina	467
Others	170
873
Less:
Amount deferred	(345)
Exploration expenditures	$ 528

7.

Share capital

During the three-month period ended March 31, 2004 the Company:

1)

issued 3,333,333 common shares at $16.50 per share, for net proceeds of $54,916,000, after legal, accounting and other fees;

2)

issued 433,361 common shares for proceeds of $3,626,000 in connection with the exercise of employees and directors stock options; and

3)

issued 539,796 common shares for proceeds of $1,917,000 in connection with the exercise of share purchase warrants.

The following table summarizes information concerning stock options outstanding as at March 31, 2004:

		Options Outstanding		Options Exercisable
Range of Exercise Prices	Year of Expiry	Number Outstanding as at March 31, 2004	Weighted Average Remaining Contractual Life (months)	Number Exercisable as at March 31, 2004	Weighted Average Exercise Price
$3.47 - $7.05	2004	50,036	4.67	50,036	$7.05
$9.15	2005	44,077	10.98	44,077	$9.15
$3.81 - $7.44	2006	195,000	24.94	140,000	$3.81
$7.37 - $7.70	2007	484,000	39.35	450,000	$7.64
$6.79 - $11.00	2008	614,231	50.76	29,231	$8.47
$12.58 - $17.17	2009	302,000	58.21	122,000	$15.03
$3.81	2010	247,000	79.50	247,000	$3.81
		1,936,344	45.75	1,082,344	$7.16

During the three months ended March 31, 2004, the Company recognized $440,000 (2003 - $487,000) of stock compensation expense consisting of $214,000 for options issued in 2004 and $226,000 for options issued in 2003.

As at March 31, 2004 there were warrants outstanding to allow the holders to purchase 3,814,700 common shares of the Company at Cdn$12.00 per share.  These warrants expire on February 20, 2008.

8.

Changes in non-cash working capital items

The following table summarizes the changes in non-cash working capital items

	2004	2003
Short-term investments	$(356)	$-
Accounts receivable	(1,920)	(248)
Inventories	(1,666)	(3,039)
Prepaid expenses	(102)	1,198
Accounts payable and accrued liabilities	172	(1,585)
Advances for metal shipments	662	4,070
Non-current working capital items	(106)	(54)
	$(3,316)	$(342)

9.

Segmented information (Restated)

Substantially all of the Company’s operations are within the mining sector, conducted through operations in six countries.  Due to differences between mining and exploration activities, the Company has a separate budgeting process and measures the results of operations and exploration activities independently.  The Corporate office provides support to the mining and exploration activities with respect to financial, human resources and technical support.

Segmented disclosures and enterprise-wide information are as follows:

For the three months ended March 31, 2004
	Mining	Corporate Office	Exploration & Development	Total
Revenue from external customers	$ 16,395	$ (687)	$ -	$ 15,708
Net income (loss) for the period	1,282	(2,801)	(504)	(2,023)
Segmented assets	$ 109,723	$ 141,877	$ 87,495	$ 339,095

For the three months ended March 31, 2003
	Mining	Corporate Office	Exploration & Development	Total
Revenue from external customers	$ 7,658	$ 164	$ -	$ 7,822
Net loss for the period	(526)	(700)	(347)	(1,573)
Segmented assets	$ 89,738	$ 9,311	$ 85,855	$ 184,904

10.

Subsequent events

Subsequent to March 31, 2004, the Company:

a)

issued 120,334 common shares for proceeds of $659,000 in connection with the exercise of employees and directors stock options;

b)

converted $70,865,000 principal amount from the holders of the Company’s US$86,250,000 5.25% unsecured senior subordinated convertible debentures by issuing 7,577,519 common \shares and cash payments totaling $9,301,000;

c)

repaid the Huaron pre-production loan facility on April 16, 2004 by making a payment of $3,115,000; and

d)

notified the International Finance Corporation of its intention to repay the $9,500,000 La Colorada project loan facility on May 17, 2004.